Exhibit 99.1

Canadian Federal Government Approves Gahcho Kué Diamond Mine Development

YELLOWKNIFE, TORONTO and NEW YORK, Oct. 22, 2013 /CNW/ - De Beers Canada and Mountain Province Diamonds (TSX: MPV, NYSE MKT: MDM) are pleased to announce that the Minister of Aboriginal Affairs and Northern Development Canada, the Hon. Bernard Valcourt, has today approved the development of the Gahcho Kué diamond mine as recommended by the Mackenzie Valley Environmental Impact Review Board.

Tony Guthrie, Chief Executive Officer for De Beers Canada, commented:  "The Minister's approval confirms that the plans for the development and operation of the Gahcho Kué diamond mine meet the highest standards. The new diamond mine will benefit the economy and residents of the Northwest Territories and enhance Canada's position as a premier diamond producer."

Federal government approval allows the Mackenzie Valley Land and Water Board to commence processing of the applications for the Land Use Permit and Water License required to construct and operate the Gahcho Kué mine.

Patrick Evans, Mountain Province President and CEO, added: "Gahcho Kué has gone through the most comprehensive environmental review of any mining project in the Northwest Territories. Through this process, consultation with stakeholders has been extensive. The shareholders of Mountain Province now look forward to an efficient and timely completion of the remaining regulatory process, which is necessary to ensure the optimal development of the Gahcho Kué diamond mine".

Gahcho Kué will employ close to 700 people during the two years of construction and close to 400 people during its operations phase.  It is forecast to produce an average of 4.5 million carats annually over the eleven year mine life.  Gahcho Kué is a joint venture between De Beers (51%) and Mountain Province Diamonds (49%) and is located 280 km northeast of Yellowknife, Northwest Territories.

Given the expected timing for the issuance of a land use permit to enable pioneer work to commence, which requires approximately 42 days for processing, as well as the impact of the winter ice road on logistics, the joint venture is currently reassessing the Gahcho Kué development plan to determine the optimal development schedule. In addition, the joint venture is also updating the 2010 Gahcho Kué feasibility study and expects to announce the results of an Optimization Study early in the New Year. Further details will be announced as they become available.

About De Beers Group of Companies
De Beers is a member of the Anglo American plc group. Established in 1888, De Beers is the world's leading diamond company with unrivalled expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De Beers employs more than 23,000 people (directly and as contractors) across the diamond pipeline, and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa. As part of the company's operating philosophy, the people of De Beers are committed to Living up to Diamonds by making a lasting contribution to the communities in which they live and work, and transforming natural resources into shared national wealth. For further information about De Beers visit www.debeersgroup.com.

About Mountain Province Diamonds
Mountain Province Diamonds discovered the first kimberlite at Kennady Lake in 1995 and in 1997 entered into a joint venture with Monopros, a subsidiary of De Beers. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located in Canada's Northwest Territories.  Gahcho Kué is the world's largest and richest new diamond mine development. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%. Further information is available at www.mountainprovince.com.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding Mountain Province's business. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Cathie Bolstad
Director, External & Corporate Affairs
De Beers Canada
Tel:  (867) 766-7300

Patrick Evans
President and CEO
Mountain Province Diamonds
Tel:  (416) 361-3563

CO: Mountain Province Diamonds Inc.

CNW 14:05e 22-OCT-13